     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 1998

                                                      REGISTRATION NO. 333-57407
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                               CSC HOLDINGS, INC.

             (Exact name of registrant as specified in its charter)

                       DELAWARE                                                11-2776686
            (State or other jurisdiction of                                   (IRS employer
            incorporation or organization)                               identification number)

                              ONE MEDIA CROSSWAYS
                            WOODBURY, NEW YORK 11797
                                 (516) 364-8450
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                                ROBERT S. LEMLE

            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

                              ONE MEDIA CROSSWAYS

                            WOODBURY, NEW YORK 11797

                                 (516) 364-8450

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPIES TO:

                 JOHN P. MEAD                                    JONATHAN JEWETT
              SULLIVAN & CROMWELL                              SHEARMAN & STERLING
               125 BROAD STREET                               599 LEXINGTON AVENUE
           NEW YORK, NEW YORK 10004                         NEW YORK, NEW YORK 10022

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

    FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE AS
                   DETERMINED IN LIGHT OF MARKET CONDITIONS.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS INCLUDED HEREIN IS A COMBINED PROSPECTUS WHICH ALSO RELATES TO REGISTRATION STATEMENT NO. 333-35263 ON FORM S-3 DECLARED EFFECTIVE ON OCTOBER 1, 1997. $200,000,000 OF DEBT SECURITIES OF CSC HOLDINGS, INC. (AT SUCH TIME NAMED CABLEVISION SYSTEMS CORPORATION) ARE BEING CARRIED FORWARD FROM SUCH EARLIER REGISTRATION STATEMENT AND AN AGGREGATE FILING FEE OF $60,606 ASSOCIATED WITH SUCH DEBT SECURITIES WAS PREVIOUSLY PAID WITH THE EARLIER REGISTRATION STATEMENT.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JUNE 30, 1998


PROSPECTUS


                               CSC HOLDINGS, INC.
                                DEBT SECURITIES


    CSC Holdings, Inc. ("CSC Holdings") may from time to time offer, together or separately, its debt securities (the "Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), in amounts, at prices and terms to be determined at the time of offering.

    The Debt Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $1,000,000,000 aggregate principal amount (or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). Certain specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, the specific title, aggregate principal amount, the denomination, whether such Debt Securities are secured or unsecured obligations, maturity, premium, if any, the interest rate (which may be fixed, floating or adjustable), the time and method of calculating payment of interest, if any, the place or places where principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, the currency in which principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the holder, any sinking fund provisions, the initial public offering price and other special terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

    Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of CSC Holdings. The Subordinated Debt Securities, when issued, will be subordinated in right of payment to all Senior Indebtedness of CSC Holdings.

    The Prospectus Supplement will contain information concerning U.S. federal income tax considerations, if applicable to the Debt Securities offered.

    INVESTMENT IN THE DEBT SECURITIES INVOLVES SIGNIFICANT RISKS, INCLUDING THOSE DISCUSSED UNDER RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS, WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The Debt Securities will be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Debt Securities.


                  The date of this Prospectus is July 1, 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and are also available on the Commission's worldwide web site at http://www.sec.gov. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference into this Prospectus the following documents or information filed with the Commission:

        (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by the Company's Form 10-K/A for the fiscal year ended December 31, 1997 (collectively, the "Form 10-K");

        (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998 (the "Form 10-Q");


        (c) the Company's Current Reports on Form 8-K filed February 5, 1998, March 4, 1998 and March 19, 1998; and


        (d) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering made hereby.

    Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the information incorporated herein by reference other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). The Company's principal executive offices are located at One Media Crossways, Woodbury, New York 11797, and its telephone number is (516) 364-8450. Requests for such copies should be directed to the Secretary of the Company at its executive offices.

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT, STABILIZING, THE PURCHASE OF DEBT SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION".

    As used herein, unless the context otherwise requires, the term "Company" refers to CSC Holdings, Inc. and its subsidiaries. The term "Consolidated Financial Statements" refers to the Company's Consolidated Financial Statements and the notes thereto incorporated by reference from the Form 10-K and the term "Management's Discussion and Analysis" refers to the Management's Discussion and Analysis of

Financial Condition and Results of Operations incorporated by reference from the Form 10-K or the Form 10-Q, as applicable.

                            ------------------------

    This Prospectus contains or incorporates by reference statements that constitute forward looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward looking statements are not guarantees of future performance or results and involve risks and uncertainties and that actual results or developments may differ materially from the forward looking statements as a result of various factors. Factors that may cause such differences to occur include but are not limited to (i) the level of growth in the Company's revenues, (ii) subscriber demand, competition, the cost of programming and industry conditions, (iii) whether expenses of the Company continue to increase or increase at a rate faster than expected, (iv) whether any unconsummated transactions are consummated on the terms and at the times set forth (if at all), (v) new competitors entering the Company's franchise areas and (vi) other risks and uncertainties inherent in the cable television business. See "Risk Factors".

                                  THE COMPANY

    The Company, a subsidiary of Cablevision Systems Corporation, is one of the largest operators of cable television systems in the United States, with approximately 2,539,000 subscribers in eight states as of March 31, 1998, based on the number of basic subscribers in systems which are currently majority owned and managed by the Company. Through Rainbow Media Holdings, Inc. ("Rainbow Media"), a company owned 75% by the Company and 25% by NBC Cable Holding, Inc. ("NBC Cable"), a subsidiary of National Broadcasting Company, Inc. ("NBC"), the Company owns interests in and manages numerous national and regional programming networks, the Madison Square Garden sports and entertainment business and cable television advertising sales companies. The Company, through Cablevision Lightpath, Inc. ("Lightpath"), a wholly-owned subsidiary of the Company, provides switched telephone service. The Company also owns Cablevision Electronics Investments, Inc., doing business as Nobody Beats The Wiz, an electronics retailer operating approximately 40 retail locations in the New York City metropolitan area.

CABLE TELEVISION

    The cable television systems that are currently majority owned and managed by the Company (the "Company's cable television systems") served approximately 2,539,000 subscribers in eight states as of March 31, 1998. The Company's cable television systems have generally been characterized by relatively high revenues per subscriber ($42.19 as of March 31, 1998) and a high ratio of premium service units to basic subscribers (1.6:1 as of March 31, 1998). In calculating revenue per subscriber, the Company includes only recurring service revenues and excludes installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues.

    The cable television operations in the Company's Restricted Group of subsidiaries (the "Restricted Group") served approximately 2,490,000 subscribers as of March 31, 1998, primarily in and around metropolitan New York City (including in the boroughs of Brooklyn and The Bronx, on Long Island, in Fairfield County, Connecticut, in New Jersey and in Westchester County, New
York) and in and around Boston, Massachusetts, and in and around the greater Cleveland, Ohio metropolitan area. The Restricted Group also includes the commercial telephony operations of the Company's subsidiary, Lightpath, on Long Island, New York. The revenue per subscriber and ratio of premium service units to basic subscribers for cable television systems in the Restricted Group for March 1998 were $42.42 and 1.6:1, respectively.

    The Unrestricted Group includes (i) Rainbow Media, (ii) cable television operations that served approximately 49,000 subscribers as of March 31, 1998,
(iii) Cablevision Electronics Investments, Inc., and (iv) CSC Technology, Inc. (the Company's subsidiary engaged in research and development of new technology).

PROGRAMMING AND ENTERTAINMENT SERVICES

    The Company conducts its programming and entertainment activities through Rainbow Media, its 75% owned subsidiary and a member of the Unrestricted Group, and through subsidiaries of Rainbow Media in partnership with certain unaffiliated entities, including Fox/Liberty Networks, L.L.C. ("Fox/ Liberty"). The remaining 25% interest in Rainbow Media is owned by NBC Cable. Rainbow Media's businesses include leading national and regional programming networks and the Madison Square Garden sports and entertainment businesses. Rainbow Media also owns cable television advertising businesses. Rainbow Media's national entertainment networks include American Movie Classics (which features American theatrically released classic films and original programming), Bravo (which features films and performing arts programs, including jazz, dance, classical music and theatrical and original programming), Romance Classics (which features theatrically released films, mini-series, made for television movies and original programming having a romantic theme), MuchMusic (which features a diverse mix of new and established musical artists) and The Independent Film Channel (which features independent films made outside the traditional Hollywood system). National Sports Partners is a national sports network featuring Fox Sports Net, which provides national sports programming to regional sports networks. National Sports Partners is 50% owned by Rainbow Media and is managed and 50% owned by Fox/Liberty. Rainbow Media owns a 60% interest in, and manages, Regional Programming Partners, a partnership with Fox/ Liberty. Regional Programming Partners owns an approximate 96.3% interest in Madison Square Garden, a sports and entertainment company that owns and operates the Madison Square Garden Arena and the adjoining Theatre at Madison Square Garden, the New York Knickerbockers professional basketball team, the New York Rangers professional hockey team, the New York Liberty professional women's basketball team, the New York City Hawks professional arena football team, the Madison Square Garden Network, Fox Sports New York and Radio City Productions (which operates Radio City Music Hall in New York City). Regional Programming Partners also owns interests in regional sports networks that provide regional sports programming to the New England, Chicago, Cincinnati, Cleveland, San Francisco and Florida areas, in addition to Madison Square Garden Network and Fox Sports New York which provide regional sports programming to the New York City metropolitan area. Rainbow Media owns Rainbow News 12 which operates regional news networks servicing suburban areas surrounding New York City. Rainbow Media also owns and operates Rainbow Advertising Sales Corporation, a cable television advertising company and owns a 50% interest in National Advertising Partners, which sells national advertising for regional sports networks and is managed and 50% owned by Fox/Liberty. See "Business--Programming Operations--General" in the Form 10-K.

                                  RISK FACTORS

    Purchase of the Debt Securities offered hereby involves various risks, including the following principal factors, which, together with the other matters set forth herein, in any Prospectus Supplement or incorporated by reference herein, should be carefully considered by prospective investors.


    SUBSTANTIAL INDEBTEDNESS AND HIGH DEGREE OF LEVERAGE. The Company has incurred substantial indebtedness and issued substantial amounts of mandatorily redeemable preferred stock, primarily to finance acquisitions and expansion of its operations, to refinance outstanding indebtedness and, to a lesser extent, for investments in and advances to affiliates. The Company's consolidated debt plus the Company's 11 3/4% Series H Redeemable Exchange Preferred Stock and
11 1/8% Series M Redeemable Exchangeable Preferred Stock aggregated approximately $5.7 billion at March 31, 1998. See Note 5 of Notes to the Consolidated Financial Statements. As a result of the Company's high level of indebtedness and the significant amount of redeemable preferred stock, the Company has significant cash requirements to service indebtedness and to pay dividends and redemption amounts on redeemable preferred stock, increasing the Company's vulnerability to adverse developments in its business and adverse economic and industry conditions.


    NET LOSSES AND STOCKHOLDERS' DEFICIENCY. The Company reported net losses applicable to common shareholder for the three months ended March 31, 1998 and 1997 of $23.5 million and $111.9 million, respectively, and for the years ended December 31, 1997, 1996 and 1995 of $12.1 million, $459.9 million and $337.7 million, respectively. At March 31, 1998, the Company had a stockholders' deficiency of $2.4 billion. The net losses primarily reflect high levels of interest expense and depreciation and amortization charges relating to the depreciation of assets obtained through, and debt incurred to finance, acquisitions. Interest expense and depreciation and amortization charges remained at a high level throughout 1995, 1996 and 1997 and will continue at high levels throughout 1998 and future years as a result of previously completed, pending and future acquisitions, expected capital expenditures and additional investments in the Company's programming operations. The Company expects to continue incurring substantial losses for at least the next several years. See "Management's Discussion and Analysis--Liquidity and Capital Resources".


    POSSIBLE NONCOMPLETION OF CERTAIN TRANSACTIONS. There can be no assurances that the pending transactions referred to in the Company's 10-Q for the fiscal quarter ended March 31, 1998, including the transactions contemplated by the non-binding letter of intent for Cablevision Systems Corporation ("Cablevision Parent") to acquire the cable television systems owned by Tele-Communications, Inc. ("TCI") in and around Hartford, Vernon, Branford and Lakeville, Connecticut, will be consummated in a timely manner or at all.


    POSSIBLE SEPARATION OF RAINBOW MEDIA FROM THE COMPANY. Following the completion of the transaction with TCI described in the Company's Form 10-K, CSC Holdings, the issuer of the Debt Securities, became a wholly-owned subsidiary of Cablevision Parent. The indirect subsidiaries of TCI contributed in such transactions (the "TCI Contributed Entities") are held as separate direct subsidiaries of Cablevision Parent, and Rainbow Media continues to be a 75%-owned subsidiary of CSC Holdings (with NBC owning the remaining 25% interest). The Contribution and Merger Agreement with TCI permits the Company under certain circumstances to restructure these holdings so that Rainbow Media becomes a separate subsidiary of Cablevision Parent (and would no longer be a subsidiary of CSC Holdings), and the TCI Contributed Entities become subsidiaries of CSC Holdings. Following such transactions, the residual equity value of Rainbow Media would no longer support the ability to pay interest and principal on the Debt Securities and other debt.

    NEED FOR ADDITIONAL FINANCING. The Company's business requires substantial investment on a continuing basis to finance capital expenditures and related expenses for, among other things, upgrade of the Company's cable plant, the offering of new services and the further participation in existing services, the funding of costs of cable programming services prior to their becoming cash-flow positive, and the servicing, repayment or refinancing of its indebtedness and mandatorily redeemable preferred stock. The Company will require significant additional financing, through debt and/or equity issuances, to meet its capital expenditures plans and to pay the principal of and interest on its debt and to pay dividends and make redemption payments on its preferred stock. The Company also intends to incur additional costs to facilitate the startup of such adjunct businesses as high speed data service, digital video service and residential telephony. Depending upon the timing and scope of the rollout of these businesses, the Company may require additional capital. Depending on the scope of the Company's participation in the PCS and DBS ventures, additional capital may also be required for these businesses. In addition, the Company may require additional capital if it elects to pay cash to acquire ITT Corporation's remaining interest in MSG following an exercise by ITT Corporation of its put rights at approximately $94 million in cash or by the Company of its call rights. There can be no assurance that the Company will be able to issue additional debt or obtain additional equity capital on satisfactory terms, or at all, to meet its future financing needs. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

    FUTURE CAPITAL EXPENDITURES AND COMMITMENTS. The Company intends to make substantial capital expenditures, including major system upgrades, with respect to its cable television systems over the next several years. In addition, the Company, through Rainbow Media and its subsidiaries, has entered into numerous contracts relating to cable television programming, including rights agreements with professional and other sports teams. These contracts typically require substantial payments over extended periods of time. See Note 12 of Notes to the Consolidated Financial Statements for a discussion of commitments.

    INTANGIBLE ASSETS. The Company had total assets at March 31, 1998 of $5.6 billion, of which $2.3 billion were intangible assets, consisting of franchises, affiliation agreements, excess cost over fair value of net assets required and deferred financing, acquisition and other costs. It is possible that no cash would be recoverable from the voluntary or involuntary sale of these intangible assets.

    VOTING CONTROL BY MAJORITY STOCKHOLDERS; DISPARATE VOTING RIGHTS. As of March 31, 1998, Charles F. Dolan beneficially owned and possessed sole voting power with respect to 767,616 shares or 1.5% of the Cablevision Parent's outstanding Class A common stock (the "Class A Common Stock") and 9,931,550 shares or 44.8% of the Cablevision Parent's outstanding Class B common stock (the "Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"). In addition, as of March 31, 1998, an aggregate of 2,267,102 shares or 3.0% of the outstanding Class B Common Stock were held by a Grantor Retained Annuity Trust (the "GRA Trust") established by Mr. Dolan for estate planning purposes. Mr. Dolan may be deemed to have beneficial ownership of the shares of Class B Common Stock held by the GRA Trust due to his right to reacquire the Class B Common Stock held by the GRA Trust by substituting other property of equivalent value, but, until such event, the GRA Trust, through its co-trustees (who are Mr. Dolan and his spouse) has the power to vote and dispose of the shares of Class B Common Stock held by it. As a result of his beneficial ownership of the shares held by the GRA Trust, as of March 31, 1998, Mr. Dolan beneficially owned 767,616 shares or 1.5% of the Cablevision Parent's outstanding Class A Common Stock and 12,198,562 shares or 55.0% of the Cablevision Parent's outstanding Class B Common Stock. On a combined basis, these shares represented 17.3% of the total number of shares of both classes of Common Stock and 44.7% of the total voting power of the Common Stock. Other trusts established by Mr. Dolan for the benefit of certain Dolan family members, and as to which Mr. Dolan disclaims beneficial ownership, owned, as of March 31 1998, an additional 999,500 shares of Class A Common Stock or 1.9% of the Class A Common Stock and 9,993,856 shares of the Class B Common Stock or 45.0% of the Class B Common Stock and 36.8% of the total voting power of all classes of the Common Stock. As a result of this stock ownership, Dolan family members have the power to elect all the directors of Cablevision Parent subject to election by holders of the Class B Common Stock, which directors constitute 75% of the entire Board of Directors of Cablevision Parent. Moreover, because holders of Class B Common Stock are entitled to ten votes per share while holders of Class A Common Stock are entitled to one vote per share, Dolan family members may control stockholder decisions on matters in which holders of Class A and Class B Common Stock vote together as a class. These matters include the amendment of certain provisions of Cablevision Parent's certificate of incorporation (the "Certificate of Incorporation") and the approval of fundamental corporate transactions, including mergers. In addition, because the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Class B Common Stock, voting separately as a class, is required to approve (i) the authorization or issuance of any additional shares of Class B Common Stock and (ii) any amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation which adversely affects the powers, preferences or rights of the Class B Common Stock, Dolan family members also have the power to prevent such issuance or amendment. The voting rights of the Class B Common Stock beneficially owned by the Dolan family members will not be modified as a result of any transfer of legal or beneficial ownership thereof.

    RESTRICTIVE COVENANTS. The Company's principal bank credit facility (the "Credit Agreement") and certain of the Company's other debt instruments contain various financial and operating covenants which, among other things, require the maintenance of certain financial ratios and restrict the Company's ability to borrow funds from other sources and to utilize funds for various purposes, including investments in certain subsidiaries. Violation of the covenants in the Credit Agreement or in the indentures governing the Company's publicly-issued debentures and notes could result in a default under the Credit Agreement which would permit the bank lenders thereunder (i) to restrict the Company's ability to borrow undrawn funds under the Credit Agreement and (ii) to accelerate the maturity of borrowings thereunder. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

    RISKS RELATED TO REGULATION. The Company's cable television operations may be adversely affected by government regulation, the impact of competitive forces and technological changes. In 1992, Congress enacted the 1992 Cable Act, which represented a significant change in the regulatory framework under which cable television systems operate. In 1993 and 1994, the Federal Communications Commission ("FCC") ordered reductions in cable television rates. In 1995, a Federal appeals court upheld the material aspects of the FCC's rate regulation scheme. Congress subsequently enacted legislation (the "Telecommunications Act of 1996") that relaxes the regulation of certain cable television rates; however, the most significant rate regulation relaxation affecting the Company will not occur until after March 31, 1999, and legislation has been introduced in Congress to postpone this date indefinitely. See "Business--Competition--Cable Television" and "Business--Regulation--Cable Television" in the Form 10-K.

    RISK OF COMPETITION. Cable operators compete with a variety of distribution systems, including broadcast television stations, DBS, multichannel multipoint distribution services ("MMDS"), satellite master antenna systems ("SMATV") and private home dish earth stations. For example, four DBS systems are now operational in the United States, some with investment by companies with substantial resources such as Hughes Electronics Corp. The 1992 Cable Act prohibits a cable programmer that is owned by or affiliated with a cable operator (such as Rainbow Media) from unreasonably discriminating among or between cable operators and other multichannel video distribution systems with respect to the price, terms and conditions of sale or distribution of the programmer's service and from unreasonably refusing to sell service to any multichannel video programming distributor. Cable systems also compete with the entities that make videotaped movies and programs available for home rental. The Telecommunications Act of 1996 gives telephone companies and other video providers the option of providing video programming to subscribers through "open video systems" ("OVS"), a wired video delivery system similar to a cable television system that would not require a local cable franchise. Several OVS operators have sought to enter New York City, Boston and Westchester County, New York, and one, RCN, is currently operating in Boston and New York City. Additional video competition to cable systems is possible from new wireless local multipoint distribution services ("LMDS") authorized by the FCC, for which spectrum was recently auctioned by the FCC.

    COMPETITION FROM TELEPHONE COMPANIES. The 1984 Cable Act barred co-ownership of telephone companies and cable television systems operating in the same service areas. The Telecommunications Act of 1996 repeals this restriction and permits a telephone company to provide video programming directly to subscribers in its telephone service territory, subject to certain regulatory requirements, but generally prohibits a telephone company from acquiring an in-region cable operator, except in certain small markets under certain circumstances. Telephone companies (Ameritech Corp. in Ohio and Southern New England Telephone Co. in Connecticut) have obtained or applied for local franchises to construct and operate cable television systems in several communities in which the Company currently holds cable franchises, and in certain locations have commenced offering service in competition with the Company. See "Business-- Regulation--Cable Television" in the Form 10-K.

    RISK OF NON-EXCLUSIVE FRANCHISES AND FRANCHISE RENEWALS. The Company's cable television systems are operated primarily under non-exclusive franchise agreements with local government franchising authorities, in some cases with the approval of state cable television authorities. The Company's business is dependent on its ability to obtain and renew its franchises. Although the Company has never lost a franchise as a result of a failure to obtain a renewal, its franchises are subject to non-renewal or termination under certain circumstances. In certain cases, franchises have not been renewed at expiration and the Company operates under either temporary operating agreements or without a license while negotiating renewal terms with the franchising authorities. See "Business--Cable Television Operations-- Franchises" in the Form 10-K.

                                USE OF PROCEEDS

    Except as may otherwise be set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the Company's general funds and used for general corporate purposes, including the repayment of indebtedness.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
            DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

    As set forth below, the Company had a ratio of earnings to cover fixed charges for the three months ended March 31, 1998 and for 1997, and a deficiency of earnings available to cover fixed charges for each of 1996, 1995, 1994 and 1993, on an historical basis.

                                         THREE MONTHS                        YEAR ENDED DECEMBER 31,
                                             ENDED        -------------------------------------------------------------
                                        MARCH 31, 1998      1997        1996         1995         1994         1993
                                       -----------------  ---------  -----------  -----------  -----------  -----------
                                                                    (DOLLARS IN THOUSANDS)
Ratio of earnings to fixed charges...           1.16           1.36      --           --           --           --
Deficiency of earnings available to
  cover fixed charges................         --             --      $  (332,079) $  (317,458) $  (315,151) $  (246,782)

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described therein. The Senior Debt Securities will be issued under an Indenture (the "Senior Indenture"), between the Company and The Bank of New York (the "Senior Trustee") prior to the issuance of the Senior Debt Securities. The Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Indenture"), between the Company and The Bank of New York (the "Subordinated Trustee") prior to the issuance of the Subordinated Debt Securities. The Senior Indenture and the Subordinated Indenture are referred to herein individually as an "Indenture" and collectively as the "Indentures", and the Senior Trustee and the Subordinated Trustee are referred to herein individually as a "Trustee" and collectively as the "Trustees". A copy of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Indentures are subject to and are governed by the Trust Indenture Act of 1939, as amended.

    The Debt Securities offered pursuant to this Prospectus will be limited to $1,000,000,000 aggregate principal amount (or (i) its equivalent (based on the applicable exchange rate at the time of sale), if Debt Securities are issued with principal amounts denominated in one or more foreign currencies or currency units as shall be designated by the Company, or (ii) such greater amount, if Debt Securities are issued at an original issue discount, as shall result in aggregate proceeds of $1,000,000,000 to the Company). The statements herein relating to the Debt Securities and the Indentures are summaries and are subject to the detailed provisions of the Indentures. Where no distinction is made between the Senior Debt Securities and the Subordinated Debt Securities or between the Senior Indenture and the Subordinated Indenture, such summaries refer to any Debt Securities and either Indenture. The following summaries of certain provisions of the Indentures do not purport to be complete, and where reference is made to particular provisions of the Indentures, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions".

GENERAL

    The Debt Securities may be secured or general unsecured obligations of the Company. The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. Unless otherwise specified in the Prospectus Supplement, the Senior Debt Securities when issued will be unsubordinated obligations of the Company and will rank equally and ratably with all other unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined) of the Company as described under "Subordination of Subordinated Debt Securities" and in the Prospectus Supplement applicable to an offering of Subordinated Debt Securities.

    The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title and ranking of such Debt Securities and whether they will be Senior Debt Securities or Subordinated Debt Securities;
(2) any limit on the aggregate principal amount of such Debt Securities; (3) the person to whom any interest on any Debt Security of the series shall be payable if other than the person in whose name the Debt Security is registered on the regular record date; (4) the date or dates on which such Debt Securities will mature; (5) the rate or rates of interest, if any, or the method of calculation thereof, which such Debt Securities will bear, the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on such Debt Securities will be payable and the regular record date for any interest payable on any interest payment date; (6) the place or places where the principal of, premium, if any, and interest on such Debt Securities will be payable; (7) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, such Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (8) the obligations of the Company, if any, to redeem or repurchase such Debt Securities at the option of the Holders; (9) the denominations in which any such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) any index or formula used to determine the amount of payments of principal of and any premium and interest on such Debt Securities; (11) the currency, currencies or currency unit or units of payment of principal of and any premium and interest on such Debt Securities if other than U.S. dollars;
(12) if the principal of, or premium, if any, or interest on such Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities of the series which will be payable upon acceleration of the maturity thereof; (14) if the principal amount of any Debt Securities which will be payable at the maturity thereof will not be determinable as of any date prior to such maturity, the amount which will be deemed to be the outstanding principal amount of such Debt Securities; (15) the applicability of any provisions described under "Defeasance"; (16) whether any of such Debt Securities are to be issuable in permanent global form ("Global Security") and, if so, the terms and conditions, if any, upon which interests in such Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (17) the applicability of any provisions described under "Event of Default" and any additional Event of Default applicable thereto; (18) any deletions from, modifications of or additions to the covenants applicable to such Debt Securities; (19) whether such Debt Securities are secured; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

    Debt Securities may be issued at a discount from their principal amount. United States Federal income tax considerations and other special considerations applicable to any such original issue discount Debt Securities will be described in the applicable Prospectus Supplement.

    If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities will be set forth in the applicable Prospectus Supplement.

    Since the Company is primarily a holding company, the rights of the Company, and hence the right of creditors of the Company (including the Holders of Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of any such subsidiary, including trade creditors, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

    The Indentures do not contain any provisions that limit the ability of the Company to incur indebtedness or that afford Holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company, other than as described below under "Certain Covenants of the Company--Covenants Applicable to all Debt Securities--Limitation on Indebtedness".

FORM, EXCHANGE, REGISTRATION, CONVERSION, TRANSFER AND PAYMENT

    Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof. Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Debt Securities will be payable, and the exchange, conversion and transfer of Debt Securities will be registerable, at the office or agency of the Company maintained for such purposes and at any other office or agency maintained for such purpose. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

    All monies paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the Holder of such Debt Security may look only to the Company for payment thereof.

BOOK-ENTRY DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interest in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of such ownership interests within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

    Debt Securities will be issued in fully registered, certificated form ("Definitive Securities") to holders or their nominees, rather than to the Depositary or its nominee, only if (i) the Depositary advised the applicable Trustee in writing that the Depositary is no longer willing or able to discharge properly its responsibilities as depository with respect to such Debt Securities and it is unable to locate a qualified successor, (ii) the Company, at its option, elects to terminate the book-entry system or (iii) after the occurrence of an Event of Default with respect to such Debt Securities, a holder of Debt Securities advises the applicable Trustee in writing that it wishes to receive a Definitive Security.

    Upon the occurrence of any event described in the immediately preceding paragraph, the applicable Trustee will be required to notify all applicable holders through the Depositary and its Participants of the availability of Definitive Securities. Upon surrender by the Depositary of the definitive certificates representing the corresponding Debt Securities and receipt of instructions for re-registration, the applicable Trustee will reissue such Debt Securities as Definitive Securities to such holders.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the applicable Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN DEFINITIONS

    Unless otherwise specified in the applicable Prospectus Supplement, the following definitions are applicable to the Indenture relating to the Debt Securities being offered pursuant to such Prospectus Supplement. Reference is made to the applicable Indenture for the full definition of all such terms.

    "ACQUIRED INDEBTEDNESS" means Indebtedness of a Person (a) existing at the time such Person is merged with or into the Company or a subsidiary of the Company or becomes a subsidiary of the Company or (b) assumed in connection with the acquisition of assets from such Person.

    "AFFILIATE" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, control when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "ANNUALIZED OPERATING CASH FLOW" means, for any period of three complete consecutive calendar months, an amount equal to Operating Cash Flow for such period multiplied by four.

    "AVERAGE LIFE" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

    "BANKS"  means the lenders from time to time under the Credit Agreement.

    "CAPITALIZED LEASE OBLIGATION" means any obligation of a person to pay rent or other amounts under a lease with respect to any property (whether real, personal or mixed) acquired or leased by such Person and used in its business that is required to be accounted for as a liability on the balance sheet of such Person in accordance with U.S. generally accepted accounting principles ("GAAP") and the amount of such Capitalized Lease Obligation shall be the amount so required to be accounted for as a liability.

    "CASH FLOW RATIO" means, as at any date, the ratio of (i) the sum of the aggregate outstanding principal amount of all Indebtedness of the Company and the Restricted Subsidiaries determined on a consolidated basis but excluding all Interest Swap Obligations entered into by the Company or any Restricted Subsidiary and one of the Banks outstanding on such date plus (but without duplication of Indebtedness supported by Letters of Credit) the aggregate undrawn face amount of all Letters of Credit outstanding on such date to (ii) Annualized Operating Cash Flow determined as at the last day of the most recent month for which financial information is available.

    "CONSOLIDATED NET TANGIBLE ASSETS" of any Person means, as of any date, (a) all amounts that would be shown as assets on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared in accordance with GAAP, less (b) the amount thereof constituting goodwill and other intangible assets as calculated in accordance with GAAP.

    "CUMULATIVE CASH FLOW CREDIT"  means the sum of:

        (a) cumulative Operating Cash Flow during the period commencing on July 1, 1988 and ending on the last day of the most recent month preceding the date of the proposed Restricted Payment for which financial information is available or, if cumulative Operating Cash Flow for such period is negative, minus the amount by which cumulative Operating Cash Flow is less than zero, plus

        (b) the aggregate net proceeds received by the Company from the issuance or sale (other than to a Restricted Subsidiary) of its capital stock (other than Disqualified Stock) on or after January 1, 1992, plus

        (c) the aggregate net proceeds received by the Company from the issuance or sale (other than to a Restricted Subsidiary) of its capital stock (other than Disqualified Stock) on or after January 1, 1992, upon the conversion of, or exchange for, Indebtedness of the Company or any Restricted Subsidiary or from the exercise of any options, warrants or other rights to acquire capital stock of the Company.

    For purposes of this definition, the net proceeds in property other than cash received by the Company as contemplated by clauses (b) and (c) above shall be valued at the fair market value of such property (as determined by the Board of Directors of the Company, whose good faith determination shall be conclusive) at the date of receipt by the Company.

    "CUMULATIVE INTEREST EXPENSE" means, for the period commencing on July 1, 1988 and ending on the last day of the most recent month preceding the proposed Restricted Payment for which financial information is available, the aggregate of the interest expense of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, including interest expense attributable to Capitalized Lease Obligations.

    "DEBT" with respect to any Person means, without duplication, any liability, whether or not contingent, (i) in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto), but excluding reimbursement obligations under any surety bond, (ii) representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capitalized Lease Obligations), except any such balance that constitutes a trade payable, (iii) under Interest Swap Agreements (as defined in the Credit Agreement) entered into pursuant to the Credit Agreement, (iv) under any other agreement related to the fixing of interest rates on any Indebtedness, such as an interest swap, cap or collar agreement (if and to the extent any of the foregoing would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP) or (v) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not the guarantee would appear on such balance sheet). "Debt" does not include (i) Disqualified Stock, (ii) any liability for federal, state, local or other taxes owed or owing by such Person or (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities).

    "DISQUALIFIED STOCK" means, with respect to any series of Debt Securities, any capital stock of the Company or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of such series of Debt Securities.

    "INDEBTEDNESS" with respect to any Person, means the Debt of such Person; PROVIDED that, for purposes of the definition of "Indebtedness" (including the term "Debt" to the extent incorporated in such definition) and for purposes of the definition of "Event of Default", the term "guarantee" shall not be interpreted to extend to a guarantee under which recourse is limited to the capital stock of an entity that is not a Restricted Subsidiary.

    "INTEREST SWAP OBLIGATIONS" means, with respect to any Person, the obligations of such Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

    "INVESTMENT" means any advance, loan, account receivable (other than an account receivable arising in the ordinary course of business), or other extension of credit (excluding, however, accrued and unpaid interest in respect of any advance, loan or other extension of credit) or any capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others, or otherwise), any purchase or ownership of any stock, bonds, notes, debentures or other securities (including, without limitation, any interests in any partnership, joint venture or joint adventure) of, or any bank accounts with or guarantee of any Indebtedness or other obligations of, any Unrestricted Subsidiary or Affiliate that is not a subsidiary of the Company, PROVIDED that (i) the term "Investment" shall not include any transaction that would otherwise constitute an Investment of the Company or a subsidiary of the Company to the extent that the consideration provided by the Company or such subsidiary in connection therewith shall consist of capital stock of the Company (other than Disqualified Stock) and (ii) the term "guarantee" shall not be interpreted to extend to a guarantee under which recourse is limited to the capital stock of an entity that is not a Restricted Subsidiary.

    "LIEN" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature of a security interest and any agreement to give any security interest). A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under a conditional sale agreement, capital lease or other title retention agreement.

    "MANDATORILY REDEEMABLE PREFERRED STOCK" means the Company's Series H Redeemable Exchangeable Preferred Stock, Series M Redeemable Exchangeable Preferred Stock and any other series of capital stock of the Company that is Disqualified Stock outstanding at the time of issuance of the applicable series of Debt Securities and any series of preferred stock of the Company issued in exchange for, or the proceeds of which are used to repurchase, redeem, defease or otherwise acquire, all or any portion of the Series H Redeemable Exchangeable Preferred Stock, Series M Redeemable Exchangeable Preferred Stock or any other Mandatorily Redeemable Preferred Stock.

    "OPERATING CASH FLOW" means, for any period, the sum of the following for the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (except for the amortization of deferred installation income which shall be excluded from the calculation of Operating Cash Flow for all purposes of the Indenture): (i) aggregate operating revenues minus (ii) aggregate operating expenses (including technical, programming, sales, selling, general and administrative expenses and salaries and other compensation, net of amounts allocated to Affiliates, paid to any general partner, director, officer or employee of the Company or any Restricted Subsidiary, but excluding interest, depreciation and amortization and the amount of non-cash compensation in respect of the Company's employee incentive stock programs for such period (not to exceed in the aggregate for any calendar year 7% of the Operating Cash Flow for the previous calendar year) and, to the extent otherwise included in operating expenses, any losses resulting from a write-off or write-down of Investments by the Company or any Restricted Subsidiary in Affiliates). For purposes of determining Operating Cash Flow, there shall be excluded all management fees until actually paid to the Company or any Restricted Subsidiary in cash.

    "PERMITTED LIENS"  means the following types of Liens:

        (a) Liens existing on the date of the applicable issuance date of Debt Securities of a series;

        (b) Liens on shares of the capital stock of an entity that is not a Restricted Subsidiary, which Liens solely secure a guarantee by the Company or a Restricted Subsidiary, or both, of Indebtedness of such entity;

        (c) Liens on Receivables and Related Assets (and proceeds thereto) securing only Indebtedness otherwise permitted to be incurred by a Securitization Subsidiary;

        (d) Liens on shares of the capital stock of a subsidiary of the Company securing Indebtedness under the Credit Agreement or any renewal of or replacement of the Credit Agreement;

        (e) Liens granted in favor of the Company or any Restricted Subsidiary;

        (f) Liens securing the Debt Securities;

        (g) Liens securing Acquired Indebtedness created prior to (and not in connection with or in contemplation of the incurrence of such Indebtedness by the Company or a Restricted Subsidiary; PROVIDED that such Lien does not extend to any property or assets of the Company or any Restricted Subsidiary other than the assets acquired in connection with the incurrence of such Acquired Indebtedness;

        (h) Liens securing Interest Swap Obligations or "margin stock", as defined in Regulations G and U of the Board of Governors of the Federal Reserve System;

        (i) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other like liens arising in the ordinary course of business of the Company or any Restricted Subsidiary and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings;

        (j) Liens for taxes, assessments, government charges or claims not yet due or that are being contested in good faith by appropriate proceedings;

        (k) zoning restrictions, easements, rights-of-way, restrictions and other similar charges or encumbrances or minor defects in title not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries;

        (1) Liens arising by reason of any judgment, decree or order of any court, arbitral tribunal or similar entity so long as any appropriate legal proceedings that may have been initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

        (m) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or similar legislation;

        (n) Liens securing the performance of bids, tenders, leases, contracts, franchises, public or statutory obligations, surety, stay or appeal bonds, or other similar obligations arising in the ordinary course of business;

        (o) Leases under which the Company or any Restricted Subsidiary is the lessee or the lessor;

        (p) purchase money mortgages or other purchase money liens (including without limitation any Capital Lease Obligations) upon any fixed or capital assets acquired after the applicable issuance date of Debt Securities of a series, or purchase money mortgages (including without limitation Capitalized Lease Obligations) on any such assets hereafter acquired or existing at the time of acquisition of such assets, whether or not assumed, so long as (i) such mortgage or lien does not extend to or cover any other asset of the Company or any Restricted Subsidiary and (ii) such mortgage or lien secures the obligation to pay the purchase price of such asset, interest thereon and other charges incurred in connection therewith (or the obligation under such Capitalized Lease Obligation) only;

        (q) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

        (r) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

        (s) Liens to secure other Indebtedness; PROVIDED, HOWEVER, that the principal amount of any Indebtedness secured by such Liens, together with the principal amount of any Indebtedness refinancing any Indebtedness incurred under this clause (s) as permitted by clause (t) below (and successive refinancings thereof), may not exceed 15% of the Company's Consolidated Net Tangible Assets as of the last day of the Company's most recently completed fiscal year for which financial information is available; and

        (t) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (a) through (s); PROVIDED that any such extension, renewal or replacement shall be no more restrictive in any material respect than the Lien so extended, renewed or replaced and shall not extend to any additional property or assets.

    "RECEIVABLES AND RELATED ASSETS" means (i) accounts receivable, instruments, chattel paper, obligations, general intangibles, equipment and other similar assets, including interests in merchandise or goods, the sale or lease of which gives rise to the foregoing, related contractual rights, guarantees, insurance proceeds, collections and other related assets, (ii) equipment, (iii) inventory and (iv) proceeds of all of the foregoing.

    "REFINANCING INDEBTEDNESS" means, with respect to any series of Senior Debt Securities, Indebtedness of the Company incurred to redeem, repurchase, defease or otherwise acquire or retire for value other Indebtedness that is subordinate in right of payment to such Senior Debt Securities, so long as any such new Indebtedness (i) is made subordinate to such Senior Debt Securities at least to the same extent as the Indebtedness being refinanced and (ii) does not have (x) an Average Life less than the Average Life of the Indebtedness being refinanced,
(y) a final scheduled maturity earlier than the final scheduled maturity of the Indebtedness being refinanced or (z) permit redemption at the option of the holder earlier than the earlier of (A) the final scheduled maturity of the Indebtedness being refinanced or (B) any date of redemption at the option of the holder of the Indebtedness being refinanced.

    "RESTRICTED PAYMENT"  means, with respect to any series of Debt Securities,

        (a) any Stock Payment by the Company or a Restricted Subsidiary;

        (b) any direct or indirect payment to redeem, purchase, defease or otherwise acquire or retire for value, or permit any Restricted Subsidiary to redeem, purchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate in right of payment to such Debt Securities; PROVIDED, HOWEVER, that, with respect to any series of Senior Debt Securities, any direct or indirect payment to redeem, purchase, defease or otherwise acquire or retire for value, or permit any Restricted Subsidiary to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness that is subordinate in right of payment to such Senior Debt Securities shall not be a Restricted Payment if either (i) after giving effect thereto, the ratio of the Senior Debt of the Company and the Restricted Subsidiaries to Annualized Operating Cash Flow determined as of the last day of the most recent month for which financial information is available is less than or equal to 5 to 1 or (ii) such subordinate Indebtedness is redeemed, purchased, defeased or otherwise acquired or retired in exchange for, or out of, (x) the proceeds of a sale (within one year before or 180 days after such redemption, purchase, defeasance, acquisition or retirement) of Refinancing Indebtedness or capital stock of the Company or warrants, rights or options to acquire capital stock of the Company or (y) any source of funds other than the incurrence of Indebtedness; or

        (c) any direct or indirect payment to redeem, purchase, defease or otherwise acquire or retire for value any Disqualified Stock at its mandatory redemption date or other maturity date if and to the extent that Indebtedness is incurred to finance such redemption, purchase, defeasance or other acquisition or retirement; PROVIDED, HOWEVER, that the redemption, purchase, defeasance or other acquisition or retirement of Mandatorily Redeemable Preferred Stock at its mandatory redemption or other maturity date shall not be a Restricted Payment if and to the extent any Indebtedness incurred to finance all or a portion of the purchase or redemption price does not have a final scheduled maturity date, or permit redemption at the option of the holder thereof, earlier than the final scheduled maturity of such series of Debt Securities.

    Notwithstanding the foregoing, Restricted Payments shall not include (x) payments by any Restricted Subsidiary to the Company or any other Restricted Subsidiary or (y) any Investment or designation of a Restricted Subsidiary as an Unrestricted Subsidiary permitted under the "Limitation on Investments in Unrestricted Subsidiaries and Affiliates" covenant.

    "RESTRICTED SUBSIDIARY" means any subsidiary of the Company, whether existing on the date of the applicable Indenture or created subsequent thereto, designated from time to time by the Company as a "Restricted Subsidiary", PROVIDED, HOWEVER, that no subsidiary that is not a Securitization Subsidiary can be or remain so designated unless (i) at least 67% of each of the total equity interest and the voting control of such subsidiary is owned, directly or indirectly, by the Company or another Restricted Subsidiary and (ii) such subsidiary is not restricted, pursuant to the terms of any loan agreement, note, indenture or other evidence of indebtedness, from (a) paying dividends or making any distribution on such subsidiary's capital stock or other equity securities or paying any Indebtedness owed to the Company or to any Restricted Subsidiary,
(b) making any loans or advances to the Company or any Restricted Subsidiary or
(c) transferring any of its properties or assets to the Company or any Restricted Subsidiary (it being understood that a financial covenant any of the components of which are directly impacted by the taking of the action (e.g., the payment of a dividend) itself (such as a minimum net worth test) would be deemed to be a restriction on the foregoing actions, while a financial covenant none of the components of which is directly impacted by the taking of the action (e.g., the payment of a dividend) itself (such as a debt to cash flow test) would not be deemed to be a restriction on the foregoing actions); and PROVIDED FURTHER, that the Company may, from time to time, redesignate any Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the provisions of the "Limitation on Investments in Unrestricted Subsidiaries and Affiliates" covenant.

    "SECURITIZATION SUBSIDIARY" means a Restricted Subsidiary that is established for the limited purpose of acquiring and financing Receivables and Related Assets and engaging in activities ancillary thereto; PROVIDED that (i) no portion of the Indebtedness of a Securitization Subsidiary is guaranteed by or is recourse to the Company or any other Restricted Subsidiary (other than recourse for customary representations, warranties, covenants and indemnities, none of which shall relate to the collectibility of the Receivables and Related Assets) and (ii) none of the Company or any other Restricted Subsidiary has any obligation to maintain or preserve such Securitization Subsidiary's financial condition.

    "SENIOR DEBT" means, with respect to any Person, all principal of (premium, if any) and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not a claim for post-filing interest is allowed in such proceedings) with respect to all Indebtedness of such Person; PROVIDED that Senior Debt shall not include (i) any Indebtedness of such Person that, by its terms or the terms of the instrument creating or evidencing such Indebtedness, is expressly subordinate in right of payment to the Senior Debt Securities of a Series, (ii) any guarantee of Indebtedness of any subsidiary of such Person if recourse against such guarantee is limited to the capital stock or other equity interests of such subsidiary, (iii) any obligation of such Person to any subsidiary of such Person or, in the case of a Restricted Subsidiary, to the Company or any other subsidiary of the Company or (iv) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person.

    "SENIOR INDEBTEDNESS" means, with respect to the Subordinated Debt Securities of any series except as otherwise provided in the applicable Prospectus Supplement, the principal, premium, if any, interest (including post-petition interest in any proceeding under any Bankruptcy Law, whether or not such interest is an allowed claim enforceable against the debtor in a proceeding under such Bankruptcy Law), penalties, fees and other liabilities payable with respect to (i) all Debt of the Company, other than the Subordinated Debt Securities and the Company's 9 1/4% Senior Subordinated Notes due 2005,
9 7/8% Senior Subordinated Notes due 2006, 9 7/8% Senior Subordinated Debentures due 2013, 10 1/2% Senior Subordinated Debentures due 2016 and 9 7/8% Senior Subordinated Debentures due 2023 (with which the Securities of such series are intended to rank on a parity), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which is (x) for money borrowed, (y) evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets of any kind or (z) in respect of any Capitalized Lease Obligations and (ii) all renewals, extensions, refundings, increases or refinancings thereof, unless, in the case of (i) or
(ii) above, the instrument under which the Debt is created, incurred, assumed or guaranteed expressly provides that such Debt is not senior in right of payment to the Subordinated Debt Securities of any series. Notwithstanding anything to the contrary contained herein, "Senior Indebtedness" shall mean and include all amounts of Senior Indebtedness that are such by virtue of clause (i) and (ii) of the foregoing definition that are repaid by the Company and subsequently recovered from the holder of such Senior Indebtedness under any applicable Bankruptcy Laws or otherwise (other than by reason of some wrongful conduct on the part of the holders of such Debt).

    "STOCK PAYMENT" means, with respect to any Person, the payment or declaration of any dividend, either in cash or in property (except dividends payable in common stock or common shares of capital stock of such Person), or the making by such Person of any other distribution, on account of any shares of any class of its capital stock, now or hereafter outstanding, or the redemption, purchase, retirement or other acquisition for value by such Person, directly or indirectly, of any shares of any class of its capital stock, now or hereafter outstanding, other than the redemption, purchase, defeasance or other acquisition or retirement for value of any Disqualified Stock at its mandatory redemption date or other maturity date.

    "UNRESTRICTED SUBSIDIARY" means any subsidiary of the Company which is not a Restricted Subsidiary.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the Town of Oyster Bay and the State of New York, on the 29th day of June, 1998.



                                CSC HOLDINGS, INC.

                                By:             /s/ WILLIAM J. BELL
                                     -----------------------------------------
                                                  William J. Bell
                                                   VICE CHAIRMAN



    Pursuant to the requirements of the Securities Act of 1933, as amended, this report has been signed below by the following persons in the capacities indicated and on June 29, 1998.


                       SIGNATURE                                                   TITLE
--------------------------------------------------------  --------------------------------------------------------

                           *
      --------------------------------------------        President, Chief Executive Officer and Director
                     James L. Dolan                         (Principal Executive Officer)

                           *
      --------------------------------------------        Vice Chairman and Director (Principal Financial Officer)
                    William J. Bell

                           *
      --------------------------------------------        Executive Vice President Financial Planning and
                  Andrew B. Rosengard                       Controller (Principal Accounting Officer)

                           *
      --------------------------------------------        Chairman of the Board of Directors
                    Charles F. Dolan

      --------------------------------------------        Vice Chairman and Director
                   Marc A. Lustgarten

                           *
      --------------------------------------------        Executive Vice President, General Counsel, Secretary and
                    Robert S. Lemle                         Director

                           *
      --------------------------------------------        Senior Vice President and Director
                    Sheila A. Mahony

                           *
      --------------------------------------------        Senior Vice President, Chief Information Officer and
                    Thomas C. Dolan                         Director

                       SIGNATURE                                                   TITLE
--------------------------------------------------------  --------------------------------------------------------

                           *
      --------------------------------------------        Director
                       John Tatta

      --------------------------------------------        Director
                    Patrick F. Dolan

                           *
      --------------------------------------------        Director
                   Charles D. Ferris

                           *
      --------------------------------------------        Director
                   Richard H. Hochman

                           *
      --------------------------------------------        Director
                    Victor Oristano

      --------------------------------------------        Director
                      Vincent Tese

      --------------------------------------------        Director
                     John C. Malone

                           *
      --------------------------------------------        Director
                  Leo J. Hindery, Jr.


By:      /s/ WILLIAM J. BELL
      -------------------------  , as Attorney-in-Fact
           William J. Bell

                                 EXHIBIT INDEX


EXHIBITS                                                                                                    PAGE NO.
---------                                                                                                  -----------

     *1.1  -- Form of Underwriting Agreement for Debt Securities.........................................

      4.1  -- Form of Senior Indenture between the Company and The Bank of New York, as Senior Trustee...

      4.2  -- Form of Subordinated Indenture between the Company and The Bank of New York, as
              Subordinated Trustee.......................................................................

      4.3  -- Forms of Debt Security (included in Senior Indenture and Subordinated Indenture)...........

      5.1  -- Opinion of Sullivan & Cromwell.............................................................

   **12.1  -- Computation of Ratio of Earnings to Fixed Charges..........................................

     23.1  -- Consent of Sullivan & Cromwell (contained in Exhibit 5.1)..................................

     23.2  -- Consent of KPMG Peat Marwick LLP...........................................................

    **24   -- Powers of Attorney (included on pages II-5 to II-6)........................................

     25.1  -- Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New
              York, as Trustee under the Indenture.......................................................


------------------------

* To be filed as an exhibit to a Current Report on Form 8-K subsequent to the effectiveness of this Registration Statement, in accordance with Item 601(b)(1) of Regulation S-K.


**  Previously filed.

                                                                    EXHIBIT 23.2

                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors

CSC Holdings, Inc.


    We consent to the use of our report, dated March 20, 1998, which report is included in the 1997 Annual Report on Form 10-K of CSC Holdings, Inc., which annual report is incorporated herein by reference, and to the reference to our firm under the heading "Experts" in the Prospectus and related Registration Statement of CSC Holdings, Inc. on Amendment No. 1 to Form S-3.


                                          KPMG Peat Marwick LLP

Jericho, New York


June 25, 1998